
November 13, 2006

<u>**Via U.S. Mail**</u>

Kenneth V. Handal
Executive Vice President, Co-General Counsel and Corporate Secretary
CA, Inc.
One CA Plaza
Islandia, NY 11749-7000

> **Re: CA, Inc.**
> **Schedule TO-I filed November 7, 2006**
> **SEC File No. 005-33739**

Dear Mr. Handal:

We have limited our review of the filing to those issues we have addressed in our comment. Where indicated, we think you should revise the document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Schedule TO</u>

1.   It appears that you are relying upon the exemptive order issued by the Commission on March 21, 2001 in connection with this offer. Please advise us as to why you believe that you are entitled to rely upon the Commission's exemptive order for purposes of the offer and, in doing so, confirm that you meet each of the conditions set forth in the order. Specifically, please advise us as to the compensatory purpose behind the offer.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may

CA, Inc.
November 13, 2006
Page 2

have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

· the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
· the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

Sincerely,

Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions

cc via facsimile at (212) 558-3588:

David Harms, Esq.
Sullivan & Cromwell L.L.P.
125 Broad Street
New York, NY 10004